Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements (unaudited)
For the quarter ended November 30, 2012

Filed: January 14, 2013

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(in thousands of Canadian dollars)
(unaudited)

	November 30, 2012	August 31, 2012

ASSETS

Current
Cash and cash equivalents	$8,214	$17,665
Amounts receivable (Note 4 (a))	1,983	4,700
Prepaid expenses (Note 4 (b))	271	302
Total current assets	10,468	22,667
Restricted cash (Note 5 (a (i)))	27,085	30,512
Other assets	134	141
Performance bonds (Note 5 (a (ii)))	9,611	8,698
Exploration and evaluation assets (Note 6)	16,514	14,809
Property, plant and equipment (Note 5)	167,243	166,907
Total assets	$231,055	$243,734

LIABILITIES

Current
Accounts payable and accrued liabilities	$6,264	$7,778
Total current liabilities	6,264	7,778

Deferred income taxes	12,894	13,426
Asset retirement obligation (Note 7)	1,522	1,440
Total liabilities	20,680	22,644

SHAREHOLDERS' EQUITY

Share capital (Note 8)	255,793	256,312
Contributed surplus	18,603	16,934
Accumulated other comprehensive income	(45,985)	(36,521)
Deficit	(59,018)	(55,318)
Total shareholders' equity attributable to shareholders of Platinum Group Metals Ltd.	169,393	181,407
Non-controlling interest (Note 5(a (i)))	40,982	39,683
Total Shareholders' equity	210,375	221,090
Total liabilities and shareholders' equity	$231,055	$243,734

CONTINGENCIES AND COMMITMENTS (NOTE 10)
SUBSEQUENT EVENTS (NOTE 13)

Approved by the Board of Directors and authorized for issue on January 14, 2013

"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Comprehensive Loss
(In thousands of Canadian dollars, except for share data)
(unaudited)

	Three months	Three months
	Ended	Ended
	November 30, 2012	November 30, 2011

EXPENSES
General and administrative	$782	$1,311
Foreign exchange loss	213	3,175
Write down of exploration and evaluation asset	143	-
Stock compensation expense	1,163	1,910
	(2,301)	(6,396)
Finance income	586	1,083
Loss for the period	(1,715)	(5,313)
Income attributable to non-controlling interest	108	7
Loss attributable to the shareholders of
Platinum Group Metals Ltd.	$(1,823)	$(5,320)

Other comprehensive loss
Foreign currency translation adjustment	(9,464)	(19,842)
Comprehensive loss for the period	$(11,287)	$(25,162)

Basic and diluted loss per common share	$(0.01)	$(0.03)
Weighted-average number of common shares outstanding - Basic and diluted	177,584,542	177,584,542

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands of Canadian dollars, except share data)
(unaudited)

	Common shares
	without par value
			Contributed	Accumulated other		Non-controlling
	Shares	Amount	surplus	comprehensive loss	Deficit	interest	Total
Balance, August 31, 2011	177,584,542	256,312	13,816	(6,101)	(34,347)	31,568	261,248
Stock based compensation	-	-	3,022	-	-	-	3,022
Funding of non-controlling interest	-	-	-	-	(795)	795	-
Income attributable to non-controlling interest	-	-	-	-	-	7	7
Foreign currency translation adjustment	-	-	-	(17,727)	-	(2,115)	(19,842)
Net loss	-	-	-	-	(5,320)	-	(5,320)
Balance, November 30, 2011	177,584,542	256,312	16,838	(23,828)	(40,462)	30,255	239,115
Stock based compensation	-	-	96	-	-	-	96
Funding of non-controlling interest	-	-	-	-	(9,588)	9,588	-
Income attributable to non-controlling interest	-	-	-	-	-	381	381
Foreign currency translation adjustment	-	-	-	(12,693)	-	(541)	(13,234)
Net loss	-	-	-	-	(5,268)	-	(5,268)
Balance, August 31, 2012	177,584,542	256,312	16,934	(36,521)	(55,318)	39,683	221,090
Stock based compensation	-	-	1,669	-	-	-	1,669
Share issuance costs	-	(519)	-	-	-	-	(519)
Funding of non-controlling interest	-	-	-	-	(1,877)	1,877	-
Income attributable to non-controlling interest	-	-	-	-	-	108	108
Foreign currency translation adjustment	-	-	-	(9,464)	-	(686)	(10,150)
Net loss	-	-	-	-	(1,823)	-	(1,823)
Balance, November 30, 2012	177,584,542	$255,793	$18,603	$(45,985)	$(59,018)	$40,982	$210,375

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Cash Flows
(in thousands of Canadian dollars)
(unaudited)

	Three months	Three months
	Ended	Ended
	November 30, 2012	November 30, 2011
OPERATING ACTIVITIES
Loss for the period	$(1,823)	$(5,320)
Add items not affecting cash:
Depreciation	67	98
Foreign exchange loss	213	3,175
Write down of exploration and evaluation asset	143	-
Stock compensation expense	1,163	1,910
Net change in non-cash working capital (Note 11)	2,801	1,697
	2,564	1,560

FINANCING ACTIVITIES
Share Issuance costs	(519)	-
	(519)	-

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(9,016)	(8,018)
Exploration expenditures, net of recoveries	(2,125)	(555)
South African VAT	(198)	(965)
Performance bonds	(1,342)	1
Investment in Mnombo	-	(75)
Restricted cash	1,841	878
	(10,840)	(8,734)
Net (decrease) increase in cash and cash equivalents	(8,795)	(7,174)
Effect of foreign exchange on cash and cash equivalents	(656)	(3,855)
Cash and cash equivalents, beginning of period	17,665	64,119
Cash and cash equivalents, end of period	$8,214	$53,090

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

1.	NATURE OF OPERATIONS AND LIQUIDITY

Platinum Group Metals Ltd. (the “Company”) is a British Columbia company amalgamated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 328-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa. The Company is currently developing the Project 1 Platinum Mine in South Africa, in which it holds a 74% working interest. A letter of grant for a formal Mining Right was issued for the project on April 4, 2012 by the Government of South Africa. The Company is currently working with a syndicate of international banks (the “Lenders”) to complete a $260 million senior loan facility for the project. The negotiations have advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the loan facility is now subject to the negotiation and execution of definitive documentation and certain conditions precedent, including, among other things, the Company securing additional equity funding, the execution of a concentrate off take agreement, the acquisition and maintenance of all requisite permits and licences and the establishment of an agreed metals hedging program. The Company will also be responsible for its 74% share of a cost overrun facility, estimated to be between USD $50 million and $100 million on a 100% basis, and working capital as needed to satisfy the Lenders’ requirements. The Company will be required to fund its 74% share of Project 1 funding over and above that which is to be provided by the senior loan facility. Failure by the Company to provide its share of required funding may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries and significant investments are as follows:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership)
Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (74% ownership)
Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership)
Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership)
Mnombo Wethu Consultants (Pty) Limited. (49.9% ownership)

2.	BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

These unaudited condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards and Interpretations (collectively, “IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting.”

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the audited annual consolidated financial statements of the Company for the year ended August 31, 2012. These unaudited consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2012.

The financial statements were approved by the Company’s Board of Directors as at January 14, 2013.

The consolidated financial statements are presented in Canadian dollars.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same significant accounting principles as those outlined in the notes to the annual financial statements for the year ended August 31, 2012.

4.	AMOUNTS RECEIVABLE AND PREPAIDS

a)	Amounts receivable

	November 30, 2012	August 31, 2012
South African VAT	$1,440	$1,242
Other receivables	40	31
Expenditure advances	239	3,208
Canadian harmonized sales tax	88	131
Due from related parties (Note 11)	176	88
Total amounts receivable	$1,983	$4,700

b)	Prepaid expenses

	November 30, 2012	August 31, 2012

Insurance premiums	$190	$261
Miscellaneous	81	41
Total prepaids	$271	$302

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

		Construction
	Development	work- in-			Office	Mining
	assets	progress	Land	Buildings	Equipment	Equipment	Total
Cost
Balance August 31, 2012	$137,593	$3,694	$14,770	$3,934	$948	$7,327	$168,266
Additions	8,506	103	-	-	8	36	8,653
Foreign exchange movement	(6,586)	(182)	(727)	(194)	(22)	(361)	(8,072)
Balance November 30, 2 012	$139,513	$3,615	$14,043	$3,740	$934	$7,002	$168,847

Accumulated Depreciation
Balance August 31, 2012	$-	$-	$-	$223	$708	$428	$1,359
Additions	-	-	-	47	35	212	294
Foreign exchange movement	-	-	-	(11)	(17)	(21)	(49)
Balance November 30, 2 012	$-	$-	$-	$259	$726	$619	$1,604

Net book value, August 31, 2012	$137,593	$3,694	$14,770	$3,711	$240	$6,899	$166,907

Net book value, November 30, 2012	$139,513	$3,615	$14,043	$3,481	$208	$6,383	$167,243

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

a)	Project 1

Project 1, which is located in the Western Bushveld region of South Africa, and is currently in development, is classified as Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of an agreement dated April 22, 2010, the Company owns a 74% interest in Project 1 through Maseve Investments 11 (Pty) Ltd. (“Maseve”), while the remaining 26% is owned by Wesizwe Platinum Ltd. (“Wesizwe”). Under the terms of the agreement subscription funds paid by the Company are held in escrow for application towards Wesizwe’s capital requirements for Projects 1. These funds are classified as restricted cash. As of November 30, 2012, the balance of restricted cash is $27,085. For every $74 spent by the Company on project requirements in Maseve, a further $26 can be removed from the restricted cash to cover Wesizwe’s share of such costs.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $40,982 at November 30, 2012 ($39,683 – August 31, 2012), is accounted for as a non-controlling interest.

ii.	Other financial information - Project 1

At November 30, 2012, the Company recorded an asset retirement obligation of $1,522 (August 31, 2012 - $1,440) based on the degree of surface disturbance on the Project 1 site. As of November 30, 2012, the Company has posted a total of $9,611 (August 31, 2012 - $8,698) as performance bonds in South Africa against reclamation work, approximately $9,500 (August 31, 2012 - $8,600) of which is posted against work on Project 1.

6.	EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	November 30, 2012	August 31, 2012
Canada	$5,499	$5,601
South Africa	11,015	9,208
Total exploration	$16,514	$14,809

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

REPUBLIC OF SOUTH AFRICA

SOUTH AFRICA
		November 30,	August 31,
		2012	2012
Project 3		$3,468	$3,648

Waterberg	Acquisition costs	$10	$10
	Exploration and evaluation costs	10,796	7,562
	Recoveries	(5,399)	(4,250)
Total Waterberg		$5,407	$3,322

Sable	Acquisition costs	$9	$9
	Exploration and evaluation costs	1,090	1,147
	Recoveries	(1,099)	(1,156)
Total Sable		$-	$-

Warsprings	Acquisition costs	$138	$137
	Exploration and evaluation costs	3,679	3,870
	Recoveries	(2,291)	(2,414)
Total Warsprings		$1,526	$1,593

Tweespalk	Acquisition costs	$78	$74
	Exploration and evaluation costs	695	742
	Recoveries	(173)	(182)
Total Tweespalk		$600	$634

Other		$14	$11

Total South Africa Exploration		$11,015	$9,208

Waterberg

The Waterberg Project consists of a registered new order prospecting right granted by the Government of South Africa. The current prospecting right expired on the September 1, 2012 and an application together with the required supporting documentation for the renewal of the current prospecting right for a further period of three years commencing on the date of renewal was filed and duly acknowledged by the Regional Manager, Limpopo Region, Department of Mineral Resources (“DMR”). PTM RSA’s prospecting right at Waterberg will allow it to file an application for conversion of the current prospecting right into a mining right.

In October 2009, PTM RSA entered into an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) whereby JOGMEC could earn up to a 37% interest in the project for an optional work commitment of USD $3.2 million over 4 years, while at the same time Mnombo, is required to match JOGMEC's expenditures on a 26/74 basis (USD $1.12 million).

The Company originally held a 37% share in the Waterberg Project with Mnombo, a Black Economic Empowerment (“BEE”) partner, holding the remaining 26% share. However, On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and paying for Mnombo's 26% share of project costs to the completion of a feasibility study. When combined with the Company's 37% direct interest in the Waterberg Project (after JOGMEC earn-in), the 12.974% indirect interest acquired through Mnombo brings the Company's effective project interest to 49.974% .

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

In April 2012, JOGMEC completed its USD $3.2 million earn in requirement as described above. Since that time an additional USD $7.33 million has been spent on the project. The Company funded USD $4.62 million of this work, however USD $1.12 million of this amount was applied to Mnombo’s initial earn in requirement and the balance of approximately USD $3.50 million was applied to the Company’s and Mnombo’s ongoing 63% combined pro rata share of costs. The remaining USD $2.71 million was funded by JOGMEC.

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex, north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for USD $690 per hectare. The Company pays annual prospecting fees to the vendors of USD $3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for USD $1,400.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company entered into an agreement with JOGMEC whereby JOGMEC could earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of USD $10 million over 5 years. After incurring total expenditures of approximately R 20.5 million to August 31, 2011 (approximately $2,900 at that time), JOGMEC notified the Company in early fiscal 2012 that it would not fund additional work on the project. JOGMEC retains no interest in the project. The Company is considering future exploration programs or a possible sale of the project.

Sable

During 2009, the Company acquired by application prospecting permits in South Africa which became the Sable Joint Venture project area on the Western Limb of the Bushveld Complex, west of Pretoria. Sable Platinum Mining (Pty) Limited (“Sable Platinum”) is earning a 51% interest in exchange for funding approximately $6,000 (R 42.0 million) in work on the project, while a private Black Economic Empowerment group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Platinum. Total expenditures incurred by Sable Platinum to November 30, 2012 amounted to approximately $1,099 ($1,156 - August 31, 2012).

CANADA

CANADA

Properties	November 30, 2012	August 31, 2012

Ontario
Acquisition costs	$1,224	$1,224
Exploration and evaluation costs	2,515	2,659
Total Ontario	$3,739	$3,883

Providence
Acquisition costs	$78	$78
Exploration and evaluation costs	1,682	1,640
Total Providence	$1,760	$1,718

Total Canada Exploration	$5,499	$5,601

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

Thunder Bay, Ontario

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay, Ontario. These holdings include 100% interests in the Lac Des Iles River and Shelby Lake properties and are all subject to a 2.0% NSR royalty. In most cases, the Company may buy back one half of the NSR. In 2012, the Company reviewed the results of its exploration work in the Thunder Bay region and made the decision not to proceed with further work on its Dog River and Bullseye claims. As a result, for the year ending August 31, 2012, the Company wrote off $88 in acquisition and exploration costs incurred to date on these properties In the quarter ended November 30, 2012, the Company made the further decision not to proceed with further work on its Right Angle and Disraeli claims therefore the Company wrote off $143 in acquisition and exploration costs incurred to date on these properties.

Bark Lake, Ontario

On February 10, 2011 the Company acquired a right to earn up to a 75% interest in Benton Resources Corp’s Bark Lake, Ontario platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn a 70% interest the Company would be required to make staged option payments of $145 in cash ($35 paid) plus 215,000 shares (nil issued) and complete $1,625 in exploration over a 7 year period. In 2012, the Company reviewed the results of its exploration work on the project and made the decision not to proceed with further work. For the year ending August 31, 2012, the Company wrote off $325 in acquisition and exploration costs incurred to date on the property.

Providence

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration for a payment of $50 and a 1.0% NSR royalty. The claims that comprise the Providence property are expected to be brought to lease once a crown survey has been completed in 2012 at an estimated cost of $100. An extension has been granted by the Northwest Territories Mining Recorder for the completion of the survey of the claims to lease until September 28, 2012. To date the first year lease payment and application fees have been paid. Total acquisition costs were $78. As of November 30, 2012, the Company has spent $1,682 (August 31, 2012 - $1,640) toward exploration on the property.

Camp facilities and an associated Land Use Permit have also been purchased for an additional $20. The Company has re-activated its corporate registration in the Northwest Territories and the land use permit associated with the camp and exploration work has been transferred into the Company’s name. As part of the transfer, a security deposit of $27 was issued to the Aboriginal Affairs and Northern Development Canada.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

7.	ASSET RETIREMENT OBLIGATION

There was an increase in the net present value of the asset retirement obligation (”ARO”) during the quarter ended November 30, 2012, due mainly to ongoing construction work on Project 1. At November 30, 2012, the ARO is estimated based on a total future liability of approximately R 21.0 million (August 31, 2012 – R 19.0 million). A discount rate of 7.96% and an inflation rate of 5.3%, which represents South Africa’s expected inflation rate, were used to calculate the ARO.

Balance, September 1, 2011	$645
Increased estimate future obligation	821
Accretion expense	82
Foreign exchange gain	(108)
Balance, August 31, 2012	$1,440
Increased estimate future obligation	128
Accretion expense	25
Foreign exchange gain	(71)
Balance, November 30, 2012	$1,522

8.	SHARE CAPITAL

	(a)	Authorized

Unlimited common shares without par value

	(b)	Issued and outstanding

At November 30, 2012, there were 177,584,542 shares outstanding.

During the period ended November 30, 2012, there were no changes in the Company’s issued and outstanding shares.

	(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

	Number	Average
	of Shares	Exercise Price
Options outstanding at August 31, 2011	11,250,500	2.19
Granted	4,354,000	1.22
Expired/Forfeited	(1,845,000)	2.29
Options outstanding at August 31, 2012	13,759,500	$1.91
Granted	3,674,000	0.97
Expired	(800,000)	4.35
Options outstanding at November 30, 2012	16,633,500	$1.58

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

	Outstanding at	Remaining	Exercisable at
Exercise	November 30,	Contractual	November 30,
price	2012	Life (Years)	2012
0.96	3,524,000	5.00	3,524,000
1.00	25,000	4.75	25,000
1.03	50,000	5.00	50,000
1.11	100,000	5.00	100,000
1.20	100,000	4.25	25,000
1.38	75,000	4.25	75,000
1.30	3,904,000	4.00	3,904,000
1.40	957,000	1.45	957,000
1.60	1,017,000	0.75	1,017,000
2.05	3,934,000	3.46	3,934,000
2.10	2,497,500	2.99	2,497,500
2.57	50,000	2.35	50,000
2.36	250,000	1.11	100,000
2.41	100,000	1.25	100,000
2.20	50,000	2.35	50,000
	16,633,500	2.47	16,408,500

The stock options outstanding have an intrinsic value of nil.

During the three months ended November 30, 2012, the Company granted 3,674,000 stock options (November 30, 2011 – 4,154,000). The Company recorded $1,669 ($1,163 expensed and $506 capitalized to development costs) of compensation expense relating to stock options granted in this period, which vested immediately and vesting of previously granted stock options (November 30, 2011 - ($1,910 expensed and $1,112 capitalized to mineral properties).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the three months ended November 30, 2012:

	November 30,	November 30,
	2012	2011
Risk-free interest rate	1.34%	1.46%
Expected life of options	3.5	3.5
Annualized volatility	64%	84%
Forfeiture rate	3%	3%
Dividend rate	0%	0%

9.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a) During the quarter, $26 (2011 - $25) was paid to independent directors for directors fees and services. At November 30, 2012, $nil was included in accounts payable (2011 - $25).

(b)

During the quarter, the Company accrued or received payments of $26 (2011 - $26) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $112 (2011 - $55) due from WKM.

(c)

During the quarter, the Company accrued or received payments of $28 (2011 - $50) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $63 (2011 – $48) due from NE.

(d)

The Company has an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the quarter ended November 30, 2012 the Company accrued or paid Anthem $47 under the office lease agreement (2011 - $22).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value amount, which is the consideration established and agreed to by the noted parties.

10.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $221 to August 31, 2015. The Company also has commitments for Project 1 related insurance coverage totaling approximately $133 over the next 3 years.

The Company pays annual prospecting fees to the vendors of Tweespalk and Warspring of US$3.25 per hectare. The Company has the option to settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company has recorded a commitment of $60 for the annual fees to August 31, 2016.

The Company’s project operating subsidiary, Maseve, is party to a long term electricity supply agreement with South African power utility, Eskom. Under the agreement the Company was provided with a 1.5MVA temporary power supply in July 2011 and is to be provided with a 10 MVA construction power supply which as of November 30, 2012 is in the process of being installed. and a total 40 MVA production power supply in late calendar 2013 in exchange for connection fees and guarantees totaling Rand 142.22 million ($15,900 at November 30, 2012) to fiscal 2014. The Company has paid R 51.71 million ($5,781 at November 30, 2012), therefore R 90.51 million ($10,119 at November 30, 2012) of the commitment remains outstanding. These fees are subject to possible change based on Eskom’s cost to install.

For the fiscal years ending on August 31, the aggregate commitments are as follows:

August 31, 2013	10,294
August 31, 2014	162
August 31, 2015	62
August 31, 2016	15
$10,533

11.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Three months
	ended	Three months ended
	November 30, 2012	November 30, 2011
Amounts receivable, prepaid expenses and other assets	$2,797	$(1,411)
Accounts payable	4	3,108
	$2,801	$1,697

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated financial statements
For the quarter ended November 30, 2012
(in thousands of Canadian dollars)

12.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Segmented information presented on a geographic basis follows:

Assets

	November 30,	August 31,
	2012	2012

Canada	$18,486	$25,490
South Africa	212,569	218,244
	$231,055	$243,734

Substantially all of the Company’s capital expenditures are made in the South African geographical segment; however the Company also has exploration properties in Canada.

(Loss) income attributable to the shareholders of Platinum Group Metals Ltd.

	November 30, 2012	November 30, 2011
Canada	$(2,613)	$(2,582)
South Africa	790	(2,738)
	$(1,823)	$(5,320)

13.	SUBSEQUENT EVENTS

The following events occurred subsequent to period end. These events and other subsequent events may be mentioned elsewhere in these financial statements:

  On December 6, 2012, the Company reported that a syndicate of lead arrangers had obtained credit committee approval for a US $260 million senior loan facility for the construction of the Company’s WBJV Project 1 Platinum Mine. The credit approval is not subject to further syndication prior to closing. Closing and draw down of the loan facility will now be subject to the negotiation and execution of final documentation and satisfaction of conditions precedent. On the date of credit approval, a commitment fee of US$1.79 million became due by the Company to the syndicate of lenders.

  On December 10, 2012 and December 12, 2012 the Company announced and then priced an offering of 225,000,000 common shares at a price of $0.80 per common share, for aggregate gross proceeds of $180,000,000. Closing of the offering occurred on January 4, 2013 for net proceeds to the Company of $169,565,000, after underwriters’ fees and the estimated expenses of the offering. The Company granted the underwriters an option, exercisable for a period of 30 days following the closing of the offering, to purchase additional common shares representing an additional 15% of the offering to cover over-allotments. Subsequent to closing of the offering the Company has been advised by the underwriters that they will not be exercising any of the over- allotment option.